                   SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED
             OCTOBER 29, 1998 AND TO PROSPECTUS DATED JULY 17, 1998


     First Security Corporation (the "Company") is offering hereby up to $50,000,000 aggregate principal amount of its 5 7/8% Notes Due November 1, 2003 (the "Notes"), which Notes are a part of the series of the Company's 5 7/8% Notes due November 1, 2003, that were issued on November 3, 1998. Other than the date of issue and the increase of the aggregate principal amount from $275,000,000 to $325,000,000, the terms and provisions of the Notes are identical to the $275,000,000 aggregate principal amount of Notes offered pursuant to the Prospectus Supplement dated as of October 29, 1998, a copy of which is attached hereto. All reference to the Notes in the attached Prospectus Supplement shall include the Notes issued on November 3, 1998, and the Notes offered hereby. Upon completion of this Offering as now amended, there will be $325,000,000 of the Company's Notes issued and outstanding.

     Subject to the terms and conditions of a Terms Agreement between the Company and Credit Suisse First Boston Corporation (the "Underwriter") dated as of November 20, 1998, the Company has agreed to sell to the Underwriter and the Underwriter has agreed to purchase from the Company the entire $50,000,000 aggregate principal amount of Notes covered by this Supplement. The Notes offered hereby are being offered to the public at a price of 99.679% of their aggregate principal amount, for a total offering price of $49,839,500. The net proceeds to the Company from the sale of the Notes offered hereby will be 99.079% of the aggregate principal amount of Notes sold hereby, and the aggregate net proceeds will be $49,539,500 plus accrued interest from November 3, 1998. It is expected that delivery of the Notes will be made on or about November 25, 1998.

     THIS SUPPLEMENT DOES NOT CONTAIN COMPLETE INFORMATION ABOUT THE NOTES. THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED PROSPECTUS SUPPLEMENT DATED AS OF OCTOBER 29, 1998 AND THE PROSPECTUS DATED JULY 17, 1998. THE SALE OF THE NOTES MAY NOT BE CONSUMMATED UNLESS THE PURCHASER HAS RECEIVED EACH OF THE FOREGOING.


                          Credit Suisse First Boston

                       Supplement dated November 20, 1998

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 17, 1998)


[Logo of First Security Corporation(R) Appears Here]

$275,000,000
5 7/8% Notes due November 1, 2003

Interest payable May 1 and November 1

ISSUE PRICE: 99.689%

The Notes will mature on November 1, 2003. Interest will accrue from November 3, 1998. First Security Corporation ("First Security") will not have the right to redeem the Notes before their scheduled maturity. The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

          PRICE TO     DISCOUNTS AND PROCEEDS TO
          THE PUBLIC   COMMISSIONS   THE COMPANY
-------------------------------------------------
Per Note  99.689%      .600%         99.089%
-------------------------------------------------
Total     $274,144,750 $1,650,000    $272,494,750
-------------------------------------------------

First Security does not intend to apply for listing of the Notes on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors on or about November 3, 1998.

J.P. MORGAN & CO.
        CREDIT SUISSE FIRST BOSTON
                   DEUTSCHE BANK SECURITIES
                                LEHMAN BROTHERS
                                         VAN KASPER & COMPANY
                                            FIRST SECURITY CAPITAL MARKETS, INC.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL AND ARE NOT SOLICITING AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL AND ARE NOT SOLICITING AN OFFER TO BUY THE NOTES IN ANY CIRCUMSTANCES IN WHICH THE OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, NOR ANY SALE MADE HEREUNDER AND THEREUNDER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST SECURITY SINCE THE DATE HEREOF OR THEREOF, OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Consolidated Summary Financial Data........................................  S-3
Capitalization.............................................................  S-4
Risk-Based Capital Ratios..................................................  S-5
Description of the Notes...................................................  S-6
Underwriting...............................................................  S-9
Validity of the Notes...................................................... S-10

                                   PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
First Security Corporation.................................................    4
Use of Proceeds............................................................    8
Description of Debt Securities.............................................    9
Description of Preferred Stock.............................................   17
Description of Common Stock................................................   20
Description of Common Stock Warrants.......................................   23
Plan of Distribution.......................................................   24
Experts....................................................................   26
Validity of Securities.....................................................   26

                    CONSOLIDATED SUMMARY FINANCIAL DATA (1)

First Security released its third quarter 1998 earnings on October 14, 1998. The following unaudited summary table shows the period end financial condition and period operating results for First Security for the nine months ended September 30, 1998 and 1997, and for the five years ended December 31, 1997. These results are historical only and are in no way predictive of future condition or results of First Security.

                             NINE MONTHS ENDED
                               SEPTEMBER 30,                          YEAR ENDED DECEMBER 31,
                          ------------------------  ---------------------------------------------------------------
                             1998         1997         1997         1996         1995         1994         1993
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                (UNAUDITED)
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest Income.........  $ 1,051,467  $   884,413  $ 1,213,378  $ 1,039,391  $   974,015  $   801,659  $   668,086
Interest Expense........      534,483      424,051      587,439      485,328      469,812      322,035      246,816
Net Interest Income.....      516,984      460,362      625,939      554,063      504,203      479,624      421,270
Provision for Possible
 Loan Losses............       49,062       42,144       63,386       41,300       22,682        1,545       13,004
Noninterest Income......      341,946      250,282      357,157      306,444      270,638      202,043      171,821
Noninterest Expenses....      529,599      423,960      588,904      531,219      555,192      455,322      405,806
Income Before Taxes.....      280,269      244,540      330,806      287,988      196,967      224,800      174,281
Applicable Income
 Taxes..................       99,902       87,297      115,532      103,516       72,336       81,098       59,021
Net Income..............      180,367      157,243      215,274      184,472      124,631      143,702      115,260
PER COMMON SHARE DATA:
Earnings Per Share--
 Basic..................  $      0.96  $      0.87  $      1.18  $      1.03  $      0.71  $      0.83  $      0.70
Earnings Per Share--
 Diluted................         0.93         0.84         1.14         1.00         0.69         0.81         0.68
Cash Dividends
 Declared...............         0.39         0.33         0.44         0.38         0.33         0.31         0.26
Book Value per Common
 Share..................         8.54         7.48         7.59         6.72         6.13         5.36         5.16
BALANCE SHEET ITEMS-
 PERIOD END:
Loans, Net of Unearned
 Income.................  $12,926,926  $11,159,090  $11,230,766  $ 9,697,351  $ 8,616,763  $ 8,442,282  $ 6,744,786
Reserve for Possible
 Loan Losses............      169,058      152,951      157,525      142,693      135,011      138,107      138,051
Total Assets............   19,859,300   17,145,647   18,151,783   15,456,649   13,529,699   12,602,149   10,553,834
Deposits................   11,943,616   10,923,478   11,417,634   10,103,007    9,202,844    8,442,035    7,796,871
Long-Term Debt..........    1,749,478      954,463    1,304,463      944,055      720,521      685,426      224,836
Stockholders' Equity....    1,610,006    1,382,490    1,400,846    1,217,840    1,082,995      937,368      882,258
PROFITABILITY RATIOS:
Return on Average
 Assets.................         1.27%        1.35%        1.35%        1.35%        0.98%        1.25%        1.21%
Return on Average
 Stockholders' Equity...        16.11        16.59        16.60        16.23        12.02        15.69        13.86
Net Interest Margin, FTE
 (2)....................         4.15         4.50         4.47         4.59         4.48         4.69         4.98
Net Interest Spread, FTE
 (2)....................         3.52         3.76         3.75         3.85         3.73         4.08         4.35
Operating Expense Ratio
 (3)....................        61.11        59.14        59.27        61.18        70.89        66.03        67.55
Productivity Ratio (4)..         3.74         3.65         3.68         3.87         4.37         3.95         4.24
CAPITAL RATIOS:
Stockholders' Equity to
 Assets.................         8.11%        8.06%        7.72%        7.88%        8.00%        7.44%        8.36%
Tangible Common Equity
 Ratio..................         6.42         6.62         6.24         6.75         6.95         6.16         8.24
ASSET QUALITY RATIOS:
Reserve for Loan Losses
 at End of Period to:
 Total Loans............         1.31%        1.37%        1.40%        1.47%        1.57%        1.64%        2.05%
 Nonaccruing and
  Renegotiated Loans....       410.48       401.57       427.17       399.14       547.49       529.08       323.38
Nonperforming Assets at
 End of Period to:
 Total Loans and Other
  Real Estate...........         0.34         0.40         0.40         0.48         0.43         0.42         1.02
 Total Assets...........         0.22         0.26         0.25         0.30         0.27         0.28         0.65
 Total Equity...........         2.73         3.25         3.20         3.81         3.40         3.81         7.82
 Total Equity + Loan
  Loss Reserve..........         2.47         2.92         2.88         3.41         3.03         3.32         6.76
Net Loans Charged Off to
 Average Loans..........         0.44         0.48         0.51         0.41         0.30         0.11         0.21
RATIO OF EARNINGS TO
 FIXED CHARGES: (5)
Excluding Interest on
 Deposits...............        2.23x        2.46x        2.41x        2.82x        2.23x        3.04x        4.64x
Including Interest on
 Deposits...............        1.52x        1.58x        1.56x        1.59x        1.42x        1.70x        1.71x

NOTES:
(1) Historical data has been restated where appropriate to reflect two separate 3-for-2 common stock splits in the form of 50% stock dividends paid in May 1997 and February 1998 and also for the May 1998 pooling-of-interests acquisition of California State Bank.
(2) Fully Taxable Equivalent: an adjustment made to interest income to facilitate comparison of interest income earned on tax-exempt or tax-favored loans, leases and securities with interest earned subject to full taxation.
(3) Noninterest expenses/FTE net interest income plus noninterest income.
(4) Noninterest expenses/average assets.
(5) For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income plus income taxes and fixed charges. Fixed charges, including interest on deposits, include interest expense, capitalized interest, an amount equal to the pretax earnings required to meet applicable preferred stock dividend requirements and the interest factor included in rents.

                                 CAPITALIZATION

The following table sets forth the unaudited historical capitalization of the Company as of September 30, 1998, and as adjusted to give effect to the issuance of the Notes offered hereby.

                                                                    ADJUSTED
                                        SEPTEMBER 30,             SEPTEMBER 30,
                                            1998      ADJUSTMENTS     1998
                                        ------------- ----------- -------------
                                                    (IN THOUSANDS)
DEBT:
Deposits (1)...........................  $11,943,616   $           $11,943,616
Federal funds purchased and securities
 sold under agreements to repurchase...    3,680,396                 3,680,396
Other short-term borrowings............      346,523                   346,523
Long-term debt (2).....................    1,749,478                 1,749,478
Notes offered hereby...................          --     275,000        275,000
                                        ------------- ----------- -------------
Total Debt.............................   17,720,013    275,000     17,995,013
                                        ------------- ----------- -------------
STOCKHOLDERS' EQUITY:
Series "A", $3.15 Cumulative
 Convertible Preferred Stock, (9,361
 shares issued)........................          491                       491
Common Stock (par value $1.25,
 authorized 600,000,000 shares,
 189,679,263 shares issued) (3)........      237,099                   237,099
Paid-in surplus........................      157,164                   157,164
Retained earnings......................    1,190,538                 1,190,538
Accumulated other comprehensive income
 (4)...................................       49,595                    49,595
Common treasury stock, at cost
 (1,238,274 shares)....................      (24,881)                  (24,881)
                                        ------------- ----------- -------------
Total stockholders' equity.............    1,610,006                 1,610,006
                                        ------------- ----------- -------------
Total capitalization...................  $19,330,019   $275,000    $19,605,019
                                        ============= =========== =============

NOTES:

(1) Including demand deposits of $2.4 billion and interest-bearing deposits of $9.5 billion (including $1.3 billion of certificates of deposit over $100,000).

(2) Being, with respect to First Security, (in thousands), $23,750 of Medium Term Notes due 1998-2003, $98,962 of 7.875% Senior Notes due 1999, $150,000
    of 6.875% Senior Notes due 2006, $75,000 of 7.5% Subordinated Notes due 2002, $125,000 of 7.0% Subordinated Notes due 2005 and $150,000 of 8.41%
    Subordinated Capital Income Securities due 2026; and with respect to First Security's subsidiaries, $1,126,480 of bank notes and Federal Home Loan Bank borrowings (FHLB borrowings mature in 1998-2000) and $286 of nonbank debt. First Security's subsidiaries' obligations are direct obligations of such subsidiaries, and as such constitute claims against such subsidiaries ranking prior to First Security's equity therein.

(3) Shares issued and outstanding excluded 10,130,190 shares reserved for issuance upon exercise of outstanding employee stock options, 383,860 shares reserved for issuance upon exercise of conversion rights of preferred stock, 912,728 shares reserved for issuance under the dividend reinvestment and stock purchase plan, 2,025,528 shares reserved for issuance under First Security's Comprehensive Management Incentive Plan, and 1,449,000 shares reserved for issuance under First Security's Nonemployee Director Stock Option Plan.

(4) Accumulated other comprehensive income consists entirely of net unrealized gains on securities available for sale.

                           RISK-BASED CAPITAL RATIOS

The following table sets forth the risk based capital ratios for the Company at June 30, 1998. Because of the need to consolidate several bank Call Reports to produce this information as of September 30, 1998 and because such Call Reports will not be available until November, 1998, the disclosure of these risk based capital ratios is made separately from the other summary financial information which is as of September 30, 1998.

                          SIX MONTHS ENDED
                             JUNE 30,           YEAR ENDED DECEMBER 31,
                         ------------------  ---------------------------------
                           1998      1997    1997   1996   1995   1994   1993
                         --------  --------  -----  -----  -----  -----  -----
                            (UNAUDITED)
                                         (IN THOUSANDS)
RISK-BASED CAPITAL
 RATIOS:
Tier 1 (1)..............    10.45%    10.98% 10.62% 11.34% 10.44% 10.02% 12.05%
Tier 1 + Tier 2 (2).....    12.97     14.00  13.42  14.41  13.85  12.13  14.34
Leverage (3)............     7.62      8.02   7.53   8.15   7.22   6.98   8.25

NOTES:
(1) Tier 1 capital consists of, with certain restrictions, common stockholders' equity, perpetual preferred stock and minority interests in consolidated subsidiaries, less certain intangibles.
(2) Tier 2 capital consists of, with certain limitations, certain forms of perpetual preferred sock, as well as maturing capital instruments and the reserve for possible loan losses and specified levels of certain intangibles.
(3) Leverage is defined as the ratio of Tier 1 capital to average assets, net of goodwill. Federal Reserve Board guidelines require bank holding companies with the highest examination rating and those that have implemented certain market risk capital measures to maintain a minimum leverage ratio of at least 3.0%, while all other bank holding companies must maintain a minimum leverage ratio of at least 4.0%. The guidelines also state that banking organizations experiencing internal growth or making acquisisions will be expected to maintain "strong captital positions" substantially above the minimum supervisory levels without significant reliance on intangible assets.

Bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. However, management is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

                            DESCRIPTION OF THE NOTES

This section summarizes the specific financial and legal terms of the Notes that are more generally described under "Description of Debt Securities" beginning on page 9 of the Prospectus attached to the back of this Prospectus Supplement. The Notes are referred to as "Senior Debt Securities" in the attached Prospectus. If anything described in this section is inconsistent with the terms described under "Description of Debt Securities" in the attached Prospectus, you should consider the terms here to be the ones that prevail.

GENERAL

The Notes will be issued under an Indenture dated as of March 1, 1994 between First Security and The First National Bank of Chicago, as Trustee. An Officer's Certificate sets forth the terms of the Notes in accordance with the Indenture and limits the Notes to $275,000,000 aggregate principal amount. First Security may issue additional notes having the same interest rate, maturity and terms as these Notes without the consent of the holders of these Notes. Any additional notes, together with these Notes, will constitute a single series of Notes under the Indenture. Information about the Indenture (referred to as the "Senior Indenture" in the Prospectus) and the general terms and provisions of the Notes is contained in the Prospectus (which accompanies this Prospectus Supplement) under "Description of Debt Securities."

The Notes will mature on November 1, 2003.

PAYMENT OF PRINCIPAL AND INTEREST

The interest rate on the Notes will be 5/7///8/% per annum. First Security will pay interest in arrears on May 1 and November 1, beginning May 1, 1999. Interest will accrue from November 3, 1998 or from the most recent interest payment date to which First Security has paid or provided for the payment of interest to the next interest payment date or the scheduled maturity date, as the case may be. First Security will pay interest computed on the basis of a 360-day year of twelve 30-day months. Interest will be paid on the Notes in immediately available funds to the persons in whose names the Notes are registered at the close of business on the April 15 or October 15 preceding the respective interest payment date. At maturity, First Security will pay the principal, together with final interest on the Notes, in immediately available funds. If an interest payment date or the maturity date is not a "Business Day", First Security will pay interest or principal, as the case may be, on the next succeeding Business Day. The term "Business Day" means any day other than a Saturday or Sunday or a day on which applicable law authorizes or requires banking institutions in the City of New York, New York to close.

Payment of principal of, and any premium and interest on, the Notes represented by any Global Note registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Note representing such Notes. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to, or payments made on account of, the Notes or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to such Notes.

The Company has been advised by the Depositary that upon receipt of any payment of principal, premium or interest in respect of a Global Note, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in the amounts proportionate to their respective beneficial interest in the principal amount of such Global Note or as shown on the records of the Depositary. Payments by participants to owners of Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

BOOK-ENTRY NOTES

The Notes will be issued in book-entry form, as a single Note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers of the Notes will be made only through, records maintained by the Depositary and its broker-dealer participants.

When they are issued, the Notes will be represented by one or more global securities (the "Global Notes"). Each Global Note representing the Notes will be deposited with the Depositary, and will be registered only in the name of the Depositary or its nominee.

The Notes may be purchased only by institutions that have accounts with the Depositary or its nominee (each, a "participant") or by persons that will hold their Notes through participants. The only evidence of ownership of the Notes will be through records maintained by the Depositary (or its successor or nominee) and its participants. Ownership of the Notes by persons that hold through participants will only be evidenced by records maintained by such participants. Any transfer of ownership of a Note must be done through the records of the Depositary or the participant on whose records the ownership of that Note is accounted for.

The laws of some jurisdictions require that certain purchasers of the Notes must take physical delivery of the Notes. Such laws may impair the ability of purchasers in those jurisdictions to purchase or to transfer the Notes.

The Company has been advised by the Depositary that upon the issuance of a Global Note representing the Notes, and the deposit of such Global Note with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Note to the accounts of participants. The accounts to be credited will be designated by the Underwriters.

No Global Note may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to another nominee of the Depositary.

Notes represented by a Global Note are exchangeable for definitive Notes in registered form, in the appropriate aggregate principal amount, only if

  (1) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a successor depositary is not appointed by the Company within 60 days,

  (2) the Company in its sole discretion determines that such Notes shall be exchangeable for definitive Notes in registered form, or

  (3) any event shall happen and be continuing which, after notice or lapse of time, or both, would become an Event of Default with respect to the Notes.

Any Global Note representing the Notes that is exchanged shall be exchanged for a whole definitive Note in registered form, in the appropriate aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in the name or names of the person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of the Notes.

Except as provided above, owners of the Notes will not be entitled to receive physical delivery of Notes in definitive form. No Global Note representing the Notes shall be exchangeable, except for another Global Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its beneficial interest, to exercise any rights of a holder under the Subordinated Notes.

The Company understands that under existing industry practices, in the event that the Company requests any action of holders or an owner of a Note desires to give or take any action a holder is entitled to give or take with respect to the Notes, the Depositary would authorize the participants owning the relevant Notes to give or take such action, and such participants would, in turn, authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movements of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REDEMPTION; NO SINKING FUND

First Security will not have the right to redeem the Notes before their scheduled maturity, and you will not have the right to require First Security to redeem the Notes before their scheduled maturity. First Security will not make any sinking fund payments.

GOVERNING LAW

The Notes will be governed by, and construed in accordance with, the laws of the State of New York.

                                  UNDERWRITING

First Security is selling $275,000,000 face amount of the Notes to the Underwriters named below under an Underwriting Agreement dated October 29, 1998. The Underwriters, and the amount of the Notes each of them has agreed to purchase from First Security, are as follows:

                                                                    PRINCIPAL
      UNDERWRITER                                                AMOUNT OF NOTES
      -----------                                                ---------------
      J.P. Morgan Securities Inc. ..............................  $165,000,000
      Credit Suisse First Boston Corporation....................    27,500,000
      Deutsche Bank Securities Inc..............................    27,500,000
      Lehman Brothers Inc. .....................................    27,500,000
      Van Kasper & Company......................................    27,500,000
                                                                 ---------------
      Total.....................................................  $275,000,000
                                                                 ===============

First Security Capital Markets Inc. (FSCMI), an affiliate of First Security, will act as a member of the selling group for the Notes. FSCMI will be paid commissions for its selling efforts.

Under the terms and conditions of the Underwriting Agreement, and except as described above with respect to FSCMI, if the Underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

The Notes are a new issue of securities with no established trading market. First Security does not intend to apply for listing of the Notes on any national securities exchange. The Underwriters have advised First Security that they intend to make a market for the Notes, but they have no obligation to do so, and may discontinue market-making at any time without providing any notice. First Security cannot give any assurance as to the depth or liquidity of any trading market that may develop for the Notes.

The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of .350% of the principal amount of the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .225% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may, from time to time, vary the offering price and other selling terms.

First Security has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own account. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the Underwriters may reclaim selling concessions allowed for distributing the Notes in the Offering, if the Underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

First Security estimates that it will spend approximately $200,000 for printing, rating agency, trustee and legal fees, and other expenses related to this offering.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with First Security and its affiliates.

                             VALIDITY OF THE NOTES

Ray, Quinney & Nebeker, P.C. will pass upon the legality of the Notes for First Security. As of September 30, 1998, attorneys at Ray, Quinney & Nebeker, as a group, were beneficial owners of no more than 4% of the total outstanding First Security common stock. A shareholder of Ray, Quinney & Nebeker is the daughter of the Chairman and Chief Executive Officer of First Security. Another shareholder acts as Assistant Secretary of First Security.

Sullivan & Cromwell will pass upon the validity of the Notes for the Underwriters. Sullivan & Cromwell has rendered legal services to First Security and its affiliates in the past and may do so in the future.

PROSPECTUS

[LOGO OF FIRST SECURITY(R) CORPORATION APPEARS HERE]

$ 1,500,000,000

DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
AND WARRANTS TO PURCHASE COMMON STOCK

First Security Corporation (the "Company") may from time to time issue and offer (a) its notes, debentures or other unsecured evidences of indebtedness in one or more series ("Debt Securities"), which may be either senior ("Senior Debt Securities") or subordinated ("Subordinated Debt Securities") in priority of payment; (b) shares of one or more series of its Preferred Stock ("Preferred Stock"); (c) shares of its Common Stock (par value $1.25) ("Common Stock"); and
(d) warrants to acquire Common Stock ("Common Stock Warrants") either directly or in conversion or exchange for other securities. (When appropriate, all of the foregoing types of securities are referred to herein as "the Securities".)

The Securities are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund or any other Government Agency.

The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinated to all of the Company's existing and future Senior Debt, as defined. See "Description of Debt Securities."

The Company may offer the Securities up to an aggregate initial offering price not to exceed US$1,500,000,000 or, as to Debt Securities, its equivalent based on the applicable exchange rate at the time of offering in such foreign currencies or units of two or more currencies thereof as may be designated by the Company at the time of such an offering. Debt Securities or Preferred Stock of each series will be offered on terms determined at the time of sale. When any of the Securities is offered, a supplement to this Prospectus (the "Prospectus Supplement") setting forth certain terms of the offered Securities will be delivered together with this Prospectus. With regard to Debt Securities or Preferred Stock in respect of which this Prospectus is being delivered, the Prospectus Supplement will set forth, if applicable, the specific designation, aggregate principal amount or redemption value, rate (or method of calculation) or dividend and time of payment of any interest or dividend, maturity, initial public offering price, place or places of payment of interest or dividends, redemption terms and other terms of such Securities.

The Securities may be sold to underwriters for public offering pursuant to the terms of offering fixed at the time of sale, or any or all of the Securities may be sold to the public by the Company directly or through one or more agents or dealers. Presently the Company plans on using J.P. Morgan Securities Inc., or a group of underwriters represented by such firm. J.P. Morgan Securities Inc. or First Security Capital Markets, Inc. may also act as agent for the Company. Those underwriters or agents, if any, that will be involved in the sale of any of the Securities, their names and any applicable fee, commission, purchase price or discount arrangements with them will be set forth, or will be calculated from the information set forth, in a Prospectus Supplement. See "Plan of Distribution."

This Prospectus may not be used to consummate sales of any securities unless accompanied by a Prospectus Supplement.

These Securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities Commission, nor has the Securities and Exchange Commission or any State Securities Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

J.P. MORGAN & CO.                           FIRST SECURITY CAPITAL MARKETS, INC.

The date of this Prospectus is July 17, 1998.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any Prospectus Supplement in connection with the offer made by this Prospectus and any such Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. Neither this Prospectus nor any Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

FOR NORTH CAROLINA RESIDENTS:

THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copies obtained at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; at Public Reference Facilities at the Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at the New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's filings with the Commission may also be viewed and copied through the Commission's EDGAR database available through the world wide web. The Commission's home page can be accessed at www.sec.gov.

The Company has filed with the Commission in Washington, D.C. a Registration Statement under the Securities Act of 1933 (the "Securities Act") with respect to the Securities. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

There are incorporated herein by reference the following documents of the Company heretofore filed by it with the Commission:

(a) Annual Report on Form 10-K for the year ended December 31, 1997 (except for Items 1, 6, 7 and 8 which are not incorporated by this reference); and

(b) Proxy Statement dated as of March 18, 1998; and


(c) Reports on Form 8-K dated January 27, 1998, February 19, 1998, July 20, 1998, October 1, 1998 and October 14, 1998.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities made hereby are incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, upon request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than the exhibits to such documents). Written requests should be directed to:

Scott C. Ulbrich
Executive Vice President
First Security Corporation
79 South Main Street
Salt Lake City, Utah 84111

Telephone requests may be directed to (801) 246-5706.

                           FIRST SECURITY CORPORATION

GENERAL

The Company is a Delaware incorporated multi-bank holding company headquartered in Salt Lake City, Utah. At March 31, 1998, the Company and its subsidiaries had total consolidated assets and shareholders' equity of $18.3 billion and $1.4 billion, respectively. IN MAY 1998, THE COMPANY COMPLETED ITS ACQUISITION OF CALIFORNIA STATE BANK (REFERRED TO HEREIN AS "FIRST SECURITY CALIFORNIA"). ALTHOUGH THE COMPANY INTENDS TO RESTATE HISTORICAL FINANCIAL STATEMENTS FOR THE EFFECT OF THE CALIFORNIA STATE BANK POOLING OF INTERESTS ACQUISITION, THE FINANCIAL INFORMATION ABOUT THE COMPANY INCLUDED IN THIS PROSPECTUS HAS NOT BEEN RESTATED FOR CALIFORNIA STATE BANK. FINANCIAL INFORMATION THAT APPEARS IN A PROSPECTUS SUPPLEMENT PUBLISHED SUBSEQUENTLY TO THE RELEASE OF SUCH RESTATED FINANCIAL INFORMATION (ON OR ABOUT AUGUST 15, 1998) MAY NOT BE COMPARABLE WITH THE FINANCIAL INFORMATION CONTAINED IN THIS PROSPECTUS.

The principal banking subsidiaries of the Company are First Security Bank, N.A. ("First Security Bank") and First Security Bank of New Mexico, N.A. ("First Security New Mexico"), both of which are commercial banking institutions providing a broad range of banking, fiduciary, financial and other services. First Security Bank operates a total of 295 branches in Utah, Idaho, Oregon and Wyoming. First Security New Mexico operates a total of 31 branches in the northern areas of New Mexico. The Company owns another, smaller national bank in New Mexico with 11 branches in the Las Cruces area market. The Company also operates state chartered banks in Nevada ("First Security Nevada") and California ("First Security California"). All of the Company's banking subsidiaries will be referred to hereafter as "the Banks". Nonbank subsidiaries owned by the Company include a leasing company, a mortgage company, a securities broker-dealer, an investment adviser, an insurance agency, a credit life insurance company and a management and services company.

Under longstanding policy of the Board of Governors of the Federal Reserve System ("the Federal Reserve Board"), a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks. As a result of that policy, the Company may be required to commit resources to its subsidiary banks in circumstances where it might not otherwise do so.

A substantial portion of the Company's cash flow is typically derived from dividends directly from its bank and nonbank subsidiaries, and from interest on loans to the Company's nonbank subsidiaries. Various statutory provisions limit the amount of dividends subsidiary Banks and certain nonbank subsidiaries can pay to the Company without regulatory approval. In addition, because the Company is a bank holding company, its rights and the rights of its creditors and stockholders, including the holders of the Securities, to participate in the assets of any subsidiary upon liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. See "Supervision and Regulation."

The Company maintains its principal executive offices at 79 South Main Street, Salt Lake City, Utah 84111, telephone 801-246-6000.

COMPETITION

Based on deposits in the various states where it operates, at June 30, 1997, First Security Bank was the largest bank in Utah, the second largest bank in Idaho, the 7th largest bank in Oregon, and the 8th largest bank in Wyoming. First Security New Mexico was the second largest bank in the Albuquerque area and the third largest bank in New Mexico. First Security Nevada was the 5th largest bank in Nevada. First Security California is a relatively smaller, more localized competitor in California.

The Company's Banks compete with other banking organizations in the states in which they operate on the basis of price, service and convenience. Other types of financial institutions, such as savings banks, savings and loan associations and credit unions, offer a wide range of deposit and loan services (including commercial loans) and, in some instances, fiduciary services. The Company's subsidiaries also compete with brokerage firms, insurance companies and mutual fund companies which provide investment products and, in many cases, the substantial equivalent of checking accounts, credit cards and similar products traditionally provided by commercial banks. Major retailers compete with the Company's lending operations by offering credit cards and retail installment contracts. It is anticipated that competition from nonbank organizations will continue to grow.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

For the fiscal years ended December 31, 1997, 1996, 1995, 1994 and 1993 the Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividends, and its ratio of earnings to fixed charges, excluding interest on deposits were 2.35, 2.75, 2.19, 3.02, and 4.62, respectively; and such ratios including interest on deposits were 1.55, 1.59, 1.41, 1.70, and 1.72, respectively. For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income plus income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (except interest paid on deposits), capitalized interest, an amount equal to the pretax earnings required to meet applicable preferred stock dividend requirements and the interest factor included in rents. Fixed charges, including interest on deposits, include all interest expense, capitalized interest, an amount equal to the pretax earnings required to meet applicable preferred stock dividend requirements and the interest factor included in rents.

SUPERVISION AND REGULATION

References in this section to applicable statutes and regulations are brief summaries only and do not purport to be complete. The reader should consult such statutes and regulations themselves for a full understanding of the details of their operation.

Bank Holding Company Regulation

The Company is a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHC Act"), and is subject to supervision and regulation by the Federal Reserve Board. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violation of laws and policies. In addition, Utah law authorizes the state bank regulators to supervise and regulate under limited circumstances a holding company controlling a Utah domiciled bank.

--Activities "Closely Related" To Banking. The BHC Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve Board to be so closely related to banking, managing, or controlling banks as to be a proper incident thereto. Such activities include making or servicing loans, performing certain data processing services, acting as an investment or financial advisor to certain investment trusts and investment companies, and providing securities brokerage services.

--Securities Activities. The Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities underwriting activities, provided that the affiliates would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. Subject to various limitations, holding companies have been permitted to underwrite and deal in corporate debt and equity securities through such subsidiaries. The Company organized such a subsidiary, First Security Capital Markets, Inc., which commenced business operations on April 1, 1998.

--Safe And Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board may order a bank holding company to terminate an activity or control of a nonbank subsidiary if such activity or control constitutes a significant risk to the financial safety, soundness or stability of a subsidiary bank and is inconsistent with sound banking principles.

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") expanded the Federal Reserve Board's authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, FIRREA increased the amount of monetary penalties which the Federal Reserve Board can assess for such practices or violations to as high as $1 million per day. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

--Anti-tying Restrictions. Bank holding companies and their bank and nonbank affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

--Annual Reporting; Examinations. The Company is required to file an annual report with the Federal Reserve Board and such additional information as the Federal Reserve Board may require pursuant to the BHC Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries, and charge the company for the cost of such an examination.

--Capital Adequacy Requirements. The Federal Reserve Board monitors the capital adequacy of bank holding companies. The Federal Reserve Board uses a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy. The Federal Reserve Board has adopted a system based upon the Basle Accord, an international standard for risk-based capital guidelines, to evaluate the capital adequacy of bank holding companies. Under the risk-based capital guidelines, different categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. Certain off-balance sheet items, which previously were not expressly considered in capital adequacy computations, are added to the risk-weighted asset base by converting them to a balance sheet equivalent and assigning to them the appropriate risk weight. Total capital is defined as the sum of "Tier 1" and "Tier 2" capital elements, with "Tier 2" being limited to 100% of "Tier 1." For bank holding companies, "Tier 1" capital includes, with certain restrictions, common stockholders' equity, retained earnings, non-cumulative perpetual preferred stock and minority interests in consolidated subsidiaries less certain intangibles. "Tier 2" capital includes, with certain limitations, certain forms of non-qualifying perpetual preferred stock, maturing capital instruments (such as qualifying convertible and/or subordinated debt), the reserve for possible loan losses and specified levels of certain intangibles.

In addition to the risk-based capital guidelines, the Federal Reserve Board has adopted the use of a leverage ratio as an additional tool to evaluate the capital adequacy of banks and bank holding companies. The leverage ratio is a company's "Tier 1" capital divided by its adjusted total assets. This leverage ratio must be at least 3.0% for bank holding companies with either the Federal Reserve Board's highest asset rating, called "BOPEC 1", or which have implemented the Federal Reserve Board's risk-based capital measure for market risk. For all other bank holding companies, the minimum leverage ratio is 4.0%, and institutions planning acquisitions are expected to maintain higher ratios.

The following table sets forth the current regulatory requirements for capital ratios of bank holding companies as compared with the Company's capital ratios at March 31, 1998:

                                                             TIER 1     TOTAL
                                                           CAPITAL TO CAPITAL TO
                                                             RISK-      RISK-
                                                  LEVERAGE  WEIGHTED   WEIGHTED
                                                   RATIO   ASSETS(1)  ASSETS(2)
                                                  -------- ---------- ----------
REGULATORY MINIMUM...............................   4.00%     4.00%      8.00%
                                                  -------- ---------- ----------
THE COMPANY'S ACTUAL.............................   7.45%    10.31%     13.04%
                                                  ======== ========== ==========

--------
(1) Shareholders' equity less goodwill (Tier 1 capital) divided by risk-weighted assets.
(2) Tier 1 capital plus reserve for possible loan losses (limited to 1.25% of total risk-weighted assets) plus qualified subordinated and convertible debt (Tier 2 capital) divided by risk-weighted assets.

Bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. Management cannot predict whether these capital requirements will change or whether they will materially affect the Company's financial position or operating ability.

-- Audit Reports. Federal law requires insured depository institutions with $500 million or more in total assets, such as the Company and each of First Security Bank, First Security New Mexico, First Security Nevada, and First Security California, to submit annual audit reports prepared by independent auditors to federal and state regulators. In most cases, the audit report of the institution's holding company can be used to satisfy this requirement. The annual audit report shall include financial statements prepared in accordance with generally accepted accounting principles, statements concerning management's responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management. Federal law also requires that independent audit committees be formed, consisting of outside directors only. The committees of institutions with assets of $3 billion or more, such as the Company, must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers. The Company's Board of Directors includes an independent audit committee which complies with these requirements.

-- Acquisitions By Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

The Federal Reserve Board may allow the acquisition by a bank holding company of an interest in a bank located in another state if the bank holding company is adequately capitalized and adequately managed regardless of the law of the state in which the target bank is located. Congress has eliminated most restrictions on interstate bank acquisitions and interstate branching. A bank holding company may now acquire a bank anywhere in the nation, irrespective of state laws. Subject to a state "opting out" of the new federal program, a bank may also branch nationwide. None of the states in which the Company has subsidiary banks have "opted out" of this regulatory regime. The Company faces competition from large financial institutions from other parts of the United States in substantially all of its markets.

In addition, FDICIA has eased restrictions on cross-industry mergers between commercial banks and savings institutions. Members of the Bank Insurance Fund ("BIF"), such as the Company, and the Savings Association Insurance Fund are generally allowed to merge, assume each other's deposits, and transfer assets in exchange for an assumption of deposit liabilities.

Subsidiary Bank Regulation

Three of the Company's bank subsidiaries are national banks, which are subject to regulation and supervision by the Office of the Comptroller of the Currency (the "Comptroller"). The other banks are each subject to regulation by regulators in their respective states and the FDIC. Bank regulations on both the federal and state levels are broad in their scope and materially affect the business of the Company and its banks.

All of the Company's subsidiary banks are subject to the requirements of and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the banks. In addition to the impact of regulation, commercial banks are affected significantly by actions of the Federal Reserve Board as it attempts to control the money supply and credit availability.

-- Restrictions On Transactions With Affiliates. Section 23A of the Federal Reserve Act imposes quantitative and qualitative limits on loan transactions between a bank and its affiliates, and also requires certain levels of collateral for such loans. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries. Section 23B of the Federal Reserve Act requires that certain transactions between the Company's subsidiary banks and their affiliates must be on terms at least as favorable to the Company or its subsidiaries as those prevailing for comparable transactions with other nonaffiliated companies. In the absence of such comparable transactions, any transaction between the Company and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated companies. The Company is currently in material compliance with the requirements of Sections 23A and 23B.

--Restrictions On Subsidiary Bank Dividends. The Federal Reserve Board, the Comptroller and the FDIC have each issued policy statements to the effect that bank holding companies and member banks, national banks and state banks should generally only pay dividends out of current operating earnings. The prior approval of the Comptroller is required if the total of all dividends declared by the board of directors of a national bank, such as First Security Bank and First Security New Mexico, in any calendar year will exceed the aggregate of the bank's net profits (as defined by regulatory authorities) for that year and its retained net profits for the preceding two years. Certain generally similar restrictions govern the other banking subsidiaries of the Company. In addition, national banks can pay dividends only to the extent that retained net profits exceed "bad debts", which are generally defined to include the principal amount of loans that are in arrears as to interest by nine months or more and that are not secured and that are not in the process of collection. As of March 31, 1998, the Company's banks could have declared additional dividends to the Company of approximately $326 million without regulatory approval or restriction. Federal banking regulators also may prohibit federally insured banks from paying dividends if the payment of such dividend would leave the bank "undercapitalized" as defined in FDICIA and the implementing regulations, or the payment of dividends would, in light of the financial condition of such bank, constitute an unsafe or unsound practice. Applicable California and Nevada law place similar restrictions on the payment of dividends by the Company's banks organized under the laws of those states.

--Examinations. The FDIC periodically examines and evaluates insured banks. Based upon such an evaluation, the FDIC may revalue the assets of an insured institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. FDICIA requires that these on-site examinations be conducted every 12 months, except that certain well-capitalized banks may be examined every 18 months. The rules and regulations of the Comptroller, which regulate the Company's national banks, and the various state banking authorities regulating the Company's state-chartered banks, also provide for periodic examinations by those agencies.

--Current Regulatory Structure. The laws and regulations affecting banks and bank holding companies are under continual review. For example, recent federal legislative proposals include bills which would consolidate all banking regulators into one or two regulatory agencies and others which would permit bank holding companies to affiliate with investment banking firms. The rules and the regulatory agencies in this area have changed significantly over recent years, and there is reason to expect that similar changes, including changes which may materially affect the Company's operations, will continue in the future.

                                USE OF PROCEEDS

Unless otherwise set forth in the Prospectus Supplement, the net proceeds from the sale of the Securities will be applied to the Company's general funds to be utilized for such corporate purposes as may be determined by management, including payment of cash amounts due upon completion of acquisitions, funding of investments in or extensions of credit to the Company's subsidiaries, and repayment of borrowings. Except as otherwise described in the Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of the Prospectus Supplement, although management of the Company will have determined that funds should be raised at that time in anticipation of future funding requirements. The precise amounts and timing of payments due upon completion of acquisitions, of investments in and extensions of credit to the subsidiaries, and the repayment of borrowings will depend upon funding requirements and the availability of other funds. Pending such application, net proceeds may be temporarily invested or applied to the reduction of short-term indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by a Prospectus Supplement and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Debt Securities.

The Debt Securities may be Senior Debt Securities or Subordinated Debt Securities (both including but not limited to Medium-Term Notes). The Senior Debt Securities will be issued under an Indenture dated as of March 1, 1994 (the "Senior Indenture") between the Company and The First National Bank of Chicago, as Trustee (together with its successor trustee, if any, the "Senior Trustee"), and the Subordinated Debt Securities will be issued under an Indenture dated as of March 1, 1994 (the "Subordinated Indenture") between the Company and The First National Bank of Chicago, as Trustee (together with its successor trustee, if any, the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are collectively referred to herein as the "Indentures," copies of the forms of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. References to the "Trustee" below shall mean the Senior Trustee or the Subordinated Trustee. The following summaries of the material provisions of the Indenture are not complete restatements of the provisions themselves, and are subject to, and qualified in their entirety by reference to, the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Wherever particular sections, articles or defined terms of the Indentures are referred to, it is intended that such sections, articles or defined terms shall be incorporated herein by reference. Section and article references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given them in the Applicable Indenture.

GENERAL

Neither Indenture limits the amount of Debt Securities which may be issued thereunder, and Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by the Company or any of its Subsidiaries. The Debt Securities will be unsecured direct obligations of the Company.

Because the Company is a holding company, its rights and the rights of its creditors, including the holders of the Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or recapitalization would be subject to the prior claims of such Subsidiary's creditors except to the extent that the Company may itself be a creditor with claims against the Subsidiary that are recognized by a court having jurisdiction over such claims.

Unless otherwise indicated in the Prospectus Supplement, principal of and any premium and interest on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the currently designated office of the Trustee at One First National Plaza, Chicago, Illinois 60670. In addition, payment of interest on Debt Securities may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears on the Security Register. (Sections 301, 305 and 1002). Acting in accordance with each Indenture, the Company intends also to designate the principal office of First Security Bank as an office where principal, premium, and interest may be paid and the transfer of the Debt Securities may be registered. (Sections 301, 305 and 1002)

Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302)

No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305) The Indentures also provide that the Debt Securities of any series, if so specified with respect to a particular series, may be issued in permanent global form. See " Global Debt Securities."

Reference is made to the Prospectus Supplement for a description of the following terms, where applicable, of each series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Debt Securities of the series; (2) any limit on the aggregate principal amount of the Debt Securities of the series; (3) the date or dates on which the principal of the Debt Securities of the series will be payable; (4) the rate or rates (which may be fixed or variable) at which the Debt Securities of the series will bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest will be payable, and the Regular Record Dates for such Interest Payment Dates; (5) the place or places where the principal of, premium, if any, and interest on the Debt Securities of the series shall be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions upon which the series of Debt Securities may be redeemed, in whole or in part, at the option of the Company; (7) the obligation, if any, of the Company to redeem or purchase the Debt Securities of the series pursuant to any sinking fund or analogous provision or at the option of the Holders thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) the denomination or denominations in which such Debt Securities are authorized to be issued; (9) the currency of payment of principal of, premium, if any, and interest on the Debt Securities of the series; (10) any index or formula used to determine the amount of payment of principal of, premium, if any, and interest on the Debt Securities of the series; (11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof; (12) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, if so, the Depositary for such Global Security or Securities; (13) the portion of the principal amount of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof, if other than the principal thereof; (14) any additional Events of Default or, in the case of Subordinated Debt Securities, Default, solely with respect to the Debt Securities; (15) whether the provisions of the applicable Indenture described under "Defeasance and Covenant Defeasance" will be applicable to such Debt Securities; (16) any additional restrictive covenants included solely for the benefit of the Debt Securities; (17) if the Debt Securities are Subordinated Debt Securities, whether the provisions in the Subordinated Indenture described under "Subordination of Subordinated Debt Securities" or other subordination provisions will be applicable to such Subordinated Debt Securities; and (18) any other terms of the series of Debt Securities not inconsistent with the provisions of the Applicable Indenture.

The Debt Securities may be issued as Original Issue Discount Debt Securities, to be offered and sold at a discount below their stated principal amount. Any such Original Issue Discount Debt Securities will be described in the Prospectus Supplement related thereto, which description will include a discussion of the material federal income tax consequences and other special considerations applicable to any such Original Issue Discount Debt Securities. An "Original Issue Discount Security" is generally a Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

CONVERSION AND EXCHANGE

The terms, if any, on which Debt Securities of any series are convertible into or exchangeable for shares of Common Stock, Preferred Stock or Warrants will be set forth in the Prospectus Supplement related thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which the number of shares of Common Stock, Preferred Stock or Warrants to be received by the holders of Debt Securities would be calculated according to the market price of Common Stock, Preferred Stock or Warrants as of a time stated in the Prospectus Supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

The payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Subordinated Indenture). In certain events of insolvency, the payment of the principal of and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined in the Subordinated Indenture and defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or interest on the Subordinated Debt Securities. If upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (as defined in the Subordinated Indenture, "Excess Proceeds") and if, at such time, any Entitled Persons in respect of Other Financial Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. In the event of the acceleration of the maturity of any Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of or interest on the Subordinated Debt Securities. No payments on account of principal of or interest on the Subordinated Debt Securities or on account of the purchase or acquisition of Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or if any judicial proceeding shall be pending with respect to any such default. (Article Thirteen of the Subordinated Indenture)

By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the Subordinated Debt Securities may recover less, ratably, than Holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Subordinated Debt Securities. By reason of the obligation of the Holders of Subordinated Debt Securities to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations, in the event of insolvency, holders of Existing Subordinated Indebtedness (as defined in the Subordinated Indenture and defined below) may recover less, ratably, than Entitled Persons in respect of Other Financial Obligations and may recover more, ratably, than the Holders of Subordinated Debt Securities.

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, Senior Indebtedness is defined in the Subordinated Indenture as (a) the principal of (and premium, if any), and interest on all indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Subordinated Indenture or thereafter created, assumed or incurred, except (i) such indebtedness as is by its terms expressly stated to be junior in right of payment to the Subordinated Debt Securities and (ii) such indebtedness as is by its terms expressly stated to rank pari passu with the Subordinated Debt Securities and (b) any deferrals, renewals or extensions of any such Senior Indebtedness; provided, however, that Senior Indebtedness shall not include Existing Subordinated Indebtedness. (Section 101 of the Subordinated Indenture) The term "indebtedness for money borrowed" when used with respect to the Company is defined to mean any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets. (Section 101 of the Subordinated Indenture)

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, Existing Subordinated Indebtedness means the Company's 7.50% Subordinated

Notes due 2002 issued under an Indenture, dated as of August 1, 1991, between the Company and Norwest Bank Minnesota, N.A., as trustee; the Company's 7.00% Subordinated Notes Due 2005 issued under the Subordinated Indenture; and the Company's 8.41% Subordinated Capital Income Securities due 2026.

Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt Securities offered thereby, Other Financial Obligations means (a) obligations of the Company under direct credit substitutes, (b) obligations of, or any such obligation directly or indirectly guaranteed by, the Company for purchased money or funds, (c) any deferred obligation of, or any such obligation directly or indirectly guaranteed by, the Company for the payment of the purchase price of property or assets, (d) any obligation of, or any such obligation directly or indirectly guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles, and (e) all obligations of the Company to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts and (iii) in the case of both (i) and
(ii) above, similar financial instruments, other than (A) obligations on account of Senior Indebtedness and (B) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Debt Securities. Unless otherwise specified in the Prospectus Supplement relating to the particular series of Subordinated Debt offered thereby, Entitled Persons means any person who is entitled to payment pursuant to the terms of Other Financial Obligations. (Section 101 of the Subordinated Indenture)

Indebtedness of the Company senior to the Subordinated Debt Securities, at March 31, 1998, totalled approximately $990 million ($350 million of the currently outstanding subordinated debt securities are ranked pari passu with the new Subordinated Debt Securities).

The Company's obligations under the Subordinated Debt Securities shall rank pari passu in right of payment with each other and with the Existing Subordinated Indebtedness, subject to the obligations of the Holders of Subordinated Debt Securities to pay over any Excess Proceeds to Entitled Persons in respect of Other Financial Obligations as provided in the Subordinated Indenture.

The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company, including obligations of the Company in respect of Other Financial Obligations. The Senior Debt Securities, when issued, will constitute Senior Indebtedness.

The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

CERTAIN COVENANTS IN THE SENIOR INDENTURE

Restrictions on Certain Dispositions of Major Constituent Banks. The Senior Indenture provides that, except as described below under "Consolidation, Merger and Sale of Assets", the Company will not (a) sell, assign, transfer, or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Major Constituent Bank (as defined below) (or a Subsidiary owning Voting Stock of a Major Constituent Bank) or permit a Major Constituent Bank (or a Subsidiary owning Voting Stock of a Major Constituent Bank) to issue any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of such Voting Stock, if, in each case, after giving effect to any such transaction and to the issuance of the maximum number of shares of Voting Stock of such Major Constituent Bank (or Subsidiary) issuable upon the exercise of all such convertible securities, options, warrants or rights, the Major Constituent Bank would cease to be a Controlled Subsidiary, or (b) permit a Major Constituent Bank (or a Subsidiary owning Voting Stock of a Major Constituent Bank) to

(i) merge or consolidate with or into any other corporation, unless the surviving corporation is, or upon consummation of the merger or consolidation will become, a Controlled Subsidiary; or (ii) lease, sell or transfer all or substantially all of its properties and assets to any Person, except to a Controlled Subsidiary or a Person that, upon such lease, sale or transfer, will become a Controlled Subsidiary. The Senior Indenture, however, provides that any such sale or other disposition of securities, any such merger or consolidation or any such lease, sale or transfer of properties and assets will not be prohibited (i) if required by any law or any rule, regulation or order of any governmental agency or authority, (ii) if required as a condition imposed by any law or rule, regulation or order of any governmental agency or authority to the acquisition by the Company, directly or indirectly, of any Person, provided that, after giving effect to such other prohibited transaction and such acquisition, (A) such Person will be a Controlled Subsidiary and (B) the Consolidated Banking Assets (as defined below) of the Company will be at least equal to the Consolidated Banking Assets of the Company prior thereto, or
(iii) if the proceeds from such otherwise prohibited transaction are within 180 days after such transaction, or such longer period of time as may be necessary to obtain regulatory approval in connection therewith, invested by the Company, pursuant to an understanding or agreement in principle reached at the time of such otherwise prohibited transaction, in one or more Controlled Subsidiaries (including any Person which upon such investment becomes a Controlled Subsidiary) engaged in the banking business or any other business then legally permissible for bank holding companies. (Section 1008)

"Major Constituent Bank" means, as of March 31, 1998, First Security Bank and First Security New Mexico or (ii) any Subsidiary Bank the consolidated banking assets of which constitute 20% or more of the aggregate consolidated banking assets of all Subsidiary Banks. "Controlled Subsidiary" means any Subsidiary more than 80% of the outstanding shares of the Voting Stock of which is at the time owned directly or indirectly by the Company or by one or more Controlled Subsidiaries or by the Company and one or more Controlled Subsidiaries. "Consolidated banking assets" of a Subsidiary Bank means all assets owned directly or indirectly by such Subsidiary Bank and reflected on the Company's consolidated balance sheet prepared in accordance with generally accepted accounting principles. (Section 101)

Restrictions on Liens on Voting Stock of Major Constituent Banks. The Senior Indenture provides that the Company will not create, assume, incur or suffer to be created, assumed or incurred or to exist any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Major Constituent Bank now or hereafter owned by the Company, directly or indirectly, without making effective provision whereby any Debt Securities shall be equally and ratably secured with any and all such indebtedness if, treating such pledge, encumbrance or lien as a transfer of the shares of, or securities convertible into or options, warrants, or rights to subscribe for or purchase shares of, Voting Stock subject thereto to the secured party and after giving effect to the issuance of the maximum number of shares of Voting Stock of such Major Constituent Bank issuable upon the exercise of all such convertible securities, options, warrants or rights, the Major Constituent Bank would not continue to be a Controlled Subsidiary. (Section 1009)

Neither the Senior Indenture nor the Subordinated Indenture contain any restriction on the Company's ability to enter into a highly leveraged transaction or any provision affording any special protection to Holders in the event that the Company engages in a highly leveraged transaction.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

The Indenture provides that the Company, without the consent of the holders of any of the Outstanding Debt Securities, may consolidate with or merge into, or convey, transfer, or lease its properties and assets substantially as an entirety to, any Person, provided that (a) the successor is a Person organized under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture, (b) after giving effect to the transaction there exists no Event of Default or, in the case of the Subordinated Indenture, Default, and no event which, after notice or lapse of time would become an Event of Default or, in the case of the Subordinated Indenture, Default, shall have occurred and be continuing, and (c) certain other conditions are met. (Section 801)

GLOBAL DEBT SECURITIES

If any Debt Securities of a series are to be issued in permanent global form, the Prospectus Supplement relating thereto will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Debt Security may exchange such interests for certificated Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Principal of and any premium and interest on a permanent global Debt Security will be payable in the manner described in the Prospectus Supplement relating thereto. (Section 205).

DEFEASANCE AND COVENANT DEFEASANCE

The Indentures provide under Article 13 (for the Senior Indenture) and Article 14 (for the Subordinated Indenture), if such provision is made applicable to the particular Debt Securities of any series pursuant to Section 301 of the Applicable Indenture (which will be indicated in the Prospectus Supplement applicable thereto), that the Company may elect either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities then outstanding (including, in the case of Subordinated Debt Securities, the provisions described under "Subordination of Subordinated Debt Securities" and except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Securities then outstanding under Sections 1006 through Section 1009 of the Senior Indenture and Sections 1006 and 1007 of the Subordinated Indenture (and any other sections applicable to such Debt Securities that are determined pursuant to Section 301 to be subject to covenant defeasance), the occurrence of an event of default specified in, in the case of Senior Debt Securities, Section 501(4) of the Senior Indenture, and in the case of Subordinated Debt Securities, Section 503(C) of the Subordinated Indenture (with respect to Sections 1006 through
Section 1009 of the Senior Indenture and Sections 1006 and 1007 of the Subordinated Indenture or any other section applicable to such Debt Securities that are determined pursuant to Section 301 to be subject to covenant defeasance), or, in the case of Senior Debt Securities, Section 501(5) of the Senior Indenture, and in the case of Subordinated Debt Securities, Section 503(D) of the Subordinated Indenture (Section 1006 of the Indentures containing the covenant to maintain properties, Section 1007 of the Indentures containing the covenant to pay taxes and other claims, Section 1008 of the Senior Indenture containing the restrictions described under "Restrictions on Certain Dispositions of Major Constituent Banks", Section 1009 of the Senior Indenture containing the restrictions described under "Restriction on Liens on Voting Stock of Major Constituent Banks" and Sections 501(4) and 501(5) of the Senior Indenture and Sections 503(C) and 503(D) of the Subordinated Indenture containing the provisions described under "Defaults" relating to covenant defaults and cross-defaults, respectively) and, in the case of Subordinated Debt Securities, the provisions described under "Subordination of Subordinated Debt Securities" ("covenant defeasance"), upon the deposit with the Senior Trustee or Subordinated Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay the principal of (and premium, if any) and interest on such Debt Securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, the Company must deliver to the Senior Trustee or Subordinated Trustee an Opinion of Counsel (as specified in the Applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service issued to the Company or published as a revenue ruling or upon a change in applicable Federal income tax law, in any such case after the date of the Applicable Indenture.

Under current Federal income tax law, defeasance would likely be treated as a taxable exchange of Debt Securities to be defeased for interests in the defeasance trust. As a consequence a holder would recognize gain or loss equal to the difference between the holder's cost or other tax basis for such Debt Securities and the value of the holder's proportionate interest in the defeasance trust, and thereafter would be required to include in income a proportionate share of the income, gain and loss of the defeasance trust. Under current Federal income tax law, covenant defeasance would ordinarily not be treated as a taxable exchange of such Debt Securities. Purchasers of such Debt Securities should consult their own advisors with respect to the tax consequences to them of such defeasance and covenant defeasance, including the applicability and effect of tax laws other than the Federal income tax law.

The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (B) above. However, if such an acceleration were to occur, the realizable value at the acceleration date of the money and U.S. Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors. (Article 13 and Article 14 of the Senior Indenture and the Subordinated Indenture, respectively).

The Prospectus Supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

DEFAULT

The Senior Indenture

The following are Events of Default under the Senior Indenture with respect to Senior Debt Securities of any series: (1) failure to pay principal of or premium, if any, on any Debt Securities of that series when due; (2) failure to pay any interest on any Senior Debt Securities of that series, when due, continued for 30 days; (3) failure to deposit any sinking fund payment, when due, in respect of any Senior Debt Securities of that series; (4) failure to perform any other covenant of the Company in the Senior Indenture (other than a covenant included in the Senior Indenture solely for the benefit of series of Senior Debt Securities other than that series), continued for 60 days after written notice as provided in the Senior Indenture; (5) failure to pay when due the principal of or the acceleration of any indebtedness for borrowed money by the Company or any Major Constituent Bank, in any individual instance or in the aggregate in the principal amount in excess of $1,000,000, if such indebtedness is not discharged or such acceleration is not annulled within 10 days after written notice as provided in the Senior Indenture; (6) certain events in bankruptcy, insolvency, or reorganization of the Company or any Major Constituent Bank; and (7) any other Event of Default provided in any supplemental indenture entered into with respect to Senior Debt Securities of a particular series as described in the Prospectus Supplement. (Section 501)

If an Event of Default with respect to Senior Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of that series by notice as provided in the Indenture may declare the principal amount to be due and payable immediately. At any time after a declaration of acceleration with respect to Senior Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of outstanding Senior Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

The Subordinated Indenture

The Subordinated Indenture defines an Event of Default with respect to any series of Subordinated Debt Securities as being certain events involving the bankruptcy, insolvency or reorganization of the Company or any other Event of Default provided with respect to Debt Securities of any series. (Section 501) If any Event of

Default with respect to Subordinated Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the outstanding Subordinated Debt Securities of that series may declare the principal amount of all Subordinated Debt Securities of that series to be due and payable immediately (provided that no such declaration is required upon certain events of bankruptcy, insolvency or reorganization), but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of (or premium, if any), or interest on the Subordinated Debt Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the outstanding Subordinated Debt Securities of that series on behalf of the Holders of all Subordinated Debt Securities of that series. (Sections 502 and 513)

The Subordinated Indenture does not provide for any right of acceleration of the payment of principal of a series of Subordinated Debt Securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Debt Securities of the particular series or in the Subordinated Indenture. The Subordinated Indenture defines a Default with respect to Subordinated Debt Securities of any series as any one of the following events: (1) an Event of Default; (2) failure to pay any interest on any Subordinated Debt Securities of that series, when due, continued for 30 days; (3) failure to pay principal of (or premium, if any), on any Subordinated Debt Securities of that series when due; (4) failure to deposit any sinking fund payment, when due, in respect of any Subordinated Debt Securities of that series; (5) failure to perform any other covenant of the Company in the Subordinated Indenture (other than a covenant included in the Subordinated Indenture solely for the benefit of a series of Subordinated Debt Securities other than that series) continued for 60 days after written notice as provided in the Subordinated Indenture; (6) failure to pay when due the principal of or the acceleration on any indebtedness for borrowed money by the Company or a Major Constituent Bank, in any individual instance or in the aggregate in the principal amount in excess of $3,000,000, if such indebtedness is not discharged or such acceleration is not annulled within 10 days after written notice as provided in the Subordinated Indenture; and (7) any other Default with respect to Subordinated Debt Securities of a particular series as described in the Prospectus Supplement. In case a Default shall occur and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by appropriate judicial proceeding as the Trustee deems most effectual. (Section 503)

The Senior and Subordinated Indentures

Reference is made to the Prospectus Supplement for the particular provisions relating to acceleration of the Maturity of any portion of the principal amount of a series of Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

Each Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Series 512)

Under each Indenture the Company is required to furnish annually to the Trustee a statement as to the performance by the Company of certain of its obligations under such Indenture and as to any default in such performance. (Section 1004)

MODIFICATION OF INDENTURES AND WAIVER OF CONDITIONS

Modifications and amendments of each Indenture may be made by the Company and the Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment, provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security of each series affected thereby, (1) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Debt Securities; (2) reduce the principal amount of, the rate of interest on or any premium payable upon the redemption of any Debt Securities; (3) reduce the amount of the principal of any Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof; (4) change any Place of Payment where, or the coin or currency in which, payment of principal of, or any premium or interest on, any Debt Securities may be made; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities; or (6) in the case of the Subordinated Indenture, modify the provisions thereof with respect to the subordination of the Subordinated Debt Securities in a manner adverse to the Holders thereof; or (7) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Applicable Indenture or for waiver of compliance with certain provisions of the Applicable Indenture or for waiver of certain defaults. (Section 902)

Each Indenture provides that the Holders of 66 2/3% in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Applicable Indenture with respect to the Debt Securities of such series. (Section 1010 of the Senior Indenture, Section 1008 of the Subordinated Indenture) The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Applicable Indenture with respect to the Debt Securities of such series except a default in the payment of principal or any premium or interest with respect to the Debt Securities of such series or in respect of a covenant or provision of the Applicable Indenture which cannot be modified or amended without the consent of the Holders of each outstanding Debt Security of such series. (Section 513)

REGARDING THE TRUSTEE

The First National Bank of Chicago is the Senior Trustee under the Senior Indenture and the Subordinated Trustee under the Subordinated Indenture. Certain of the Company's subsidiaries now, or in the future may, maintain deposit accounts and/or other banking relationships with the Trustee.

                         DESCRIPTION OF PREFERRED STOCK

The following statements are brief summaries of the material provisions relating to the Company's Preferred Stock and are qualified in their entirety by the provisions of the Company's Certificate of Incorporation and Bylaws which have been filed with the Commission.

-- Series A Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of 400,000 shares of preferred stock with no par value. On March 31, 1998, there were 9,541 shares of $3.15 Cumulative Convertible Preferred Stock, Series "A" (the "Series A Preferred Stock") outstanding. Holders of Series A Preferred Stock have the right to receive semi-annual dividends at the annual rate of $3.15 per share. Such right is cumulative and such dividends are payable before dividends may be paid on the Company's Common Stock. Each share of Series A Preferred Stock is convertible into 41.00625 shares of the Company's Common Stock. This conversion right is subject to adjustment in certain events to protect against dilution of the conversion rights attached to the Series A Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive cash value of $52.50 per share plus unpaid accumulated preferred dividends before any distribution is made to holders of the Company's Common Stock. The Company may, at the option of the Board of Directors, redeem all or any part of the outstanding Series A Preferred Stock at the redemption price of $52.50 per share plus unpaid accumulated preferred dividends. The Series A Preferred Stock is currently not publicly traded.

Holders of the Company's Series A Preferred Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Voting for the election of directors is not cumulative. If at any time four or more semi-annual dividends on the Series A Preferred Stock are in default, in whole or in part, the holders of the Series A Preferred Stock as a class will be entitled to elect four directors and the holders of the Company's Common Stock will be entitled to elect the remaining directors. Holders of any additional Preferred Stock hereafter issued may have such full or limited voting rights as are provided by the Board of Directors.

-- Junior Series B Preferred Stock. 175,163 shares of the Company's Preferred Stock are reserved under the Rights Agreement between the Company and First Security Bank, in connection with the Rights associated with the Company's Common Stock. (See "DESCRIPTION OF COMMON STOCK--Rights Plan")

-- Additional Series Of Preferred Stock. The Board of Directors of the Company is authorized by the Certificate of Incorporation to provide, without further shareholder action, for the issuance of one or more series of preferred stock. The Board of Directors has the power to fix various terms with respect to each series, including voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations, restrictions and redemption, conversion or exchangeability provisions. Holders of any series of preferred stock will have no pre-emptive rights.

The applicable Prospectus Supplement will set forth the following specific terms regarding the series of Preferred Stock offered thereby: (i) the designation, number of shares and liquidation preference per share; (ii) the initial public offering price; (iii) the dividend rate or rates; (iv) the index, if any, upon which the amount of dividends, if any, is determined; (v) the dates on which dividends, if any, will accrue and be payable and the designated record dates for determining the holders entitled to such dividends;
(vi) any redemption or sinking fund provisions; (vii) any conversion or exchange provisions; (viii) provisions for issuance of global securities; (ix) the currency (which may be composite currency) in which payment of dividends, if any, shall be payable if other than United States dollars; (x) voting rights; and (xi) any additional terms, preferences or rights.

Under regulations adopted by the Federal Reserve Board, if the holders of shares of any series of preferred stock of the Company become entitled to vote for the election of directors because the Board of Directors of the Company has failed to declare or pay dividends on such series, such series may then be deemed a class of "voting securities" and a holder of 25 percent or more of such series (or a holder of five percent or more if it otherwise exercises a "controlling influence" over the Company) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956, as amended. In addition, at such time as such series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire five percent or more of such series and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire ten percent or more of such series.

The shares of Preferred Stock will, when issued, be fully paid and nonassessable and will have no pre-emptive rights.

The transfer agent, registrar, dividend disbursing agent and redemption agent for the Preferred Stock will be specified in the Prospectus Supplement relating thereto.

Because the Company is a holding company, its rights, the rights of its creditors and of its stockholders, including the holders of any shares of Preferred Stock, to participate in any distribution of assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. The principal sources of the Company's revenues are dividends received from its subsidiary Banks. Various statutory provisions limit the amount of dividends the Company's subsidiary Banks and certain nonbank subsidiaries can pay without regulatory approval, and various regulations can also restrict the payment of dividends. Certain proposed regulations could further limit the ability of the Company's subsidiary Banks to pay dividends to the Company, and federal statutes limit the ability of subsidiary Banks to make loans to the Company. See "Supervision and Regulation."

Dividends

The holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cumulative or non-cumulative cash or other dividends at such rate or rates and on such dates as will be set forth in the Prospectus Supplement relating to such series. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be set forth in the Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company and specified in the Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay a dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates.

No dividends may be declared in respect of any dividend period on any other series or class of preferred stock ranking on a parity as to dividends unless full cumulative dividends on all outstanding shares of each series of Preferred Stock on which dividends are cumulative shall have been paid in full or contemporaneously are declared and paid through the most recent dividend payment date, unless otherwise indicated in the Prospectus Supplement. In the event that full cumulative dividends on such Preferred Stock have not been declared and paid or set apart when due, the Company may not declare or pay any dividends on, or make other distributions on or make any payment on account of the purchase, redemption, or other retirement, of its Common Stock or any other stock of the Company ranking as to dividends or upon liquidations junior to such Preferred Stock (other than, in the case of dividends or distributions, dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Common Stock or such other junior ranking stock), unless full cumulative dividends on such Preferred Stock are made or set apart for payment, unless otherwise indicated in the Prospectus Supplement.

Redemption

The shares of any series of Preferred Stock may be provided to be redeemable at the option of the Company and may be provided to be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, on the date or dates and at the redemption price or prices set forth in the Prospectus Supplement related to such series. If fewer than all shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by the Company pro rata or by lot, or by any other method determined by the Board of Directors to be equitable. Under regulations of the Federal Reserve Board, any perpetual preferred stock redeemable at the option of the Company may qualify as Tier 1 or Tier 2 capital only if the redemption is subject to prior approval of the Federal Reserve Board. Therefore, any redemption of Preferred Stock at the option of the Company will require the prior approval of the Federal Reserve Board in order for the Preferred Stock to qualify as capital for bank regulatory purposes.

If any dividends on shares of any series of Preferred Stock are in arrears, no shares of Common Stock or shares of capital stock ranking junior to or on parity with the Preferred Stock shall be redeemed and no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of such series are simultaneously redeemed, and the Company shall not purchase or otherwise acquire any shares of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of such series.

Any notice of redemption shall be given by mailing to each record holder of the shares to be redeemed, not less than 40 days nor more than 70 days prior to the date fixed for the redemption thereof, to the respective addresses of such holders as the same shall appear on the Company's stock books. Each such notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price and the manner in which such redemption price is to be paid and delivered; (iv) the place or places where certificates for such shares of Preferred Stock are to be surrendered for payment of the redemption price; and
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all shares of any series of the Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares to be redeemed from such holder.

If notice of redemption has been given, from and after the redemption date for the shares of the series of the Preferred Stock called for redemption (unless default shall have occurred by the Company in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Preferred Stock so called for redemption will cease to accrue, any right to convert the shares of Preferred Stock will terminate, such shares will no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease. Upon surrender in accordance with such notice of the certificates representing any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Company will so require and the notice shall so state), the redemption price set forth above will be paid out of funds provided by the Company. If fewer than all of the shares represented by any such certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder thereof.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to or set apart for the holders of Common Stock or of any other shares of stock of the Company ranking as to such a distribution junior to the shares of such series, with respect to the Preferred Stock, an amount described in the Prospectus Supplement relating to such series of Preferred Stock. If, in any case of any such liquidation, dissolution or winding up of the Company, the assets of the Company or the proceeds thereof shall be insufficient to pay in full the amounts payable with respect to shares of each series of Preferred Stock, and any other shares of stock of the Company ranking as to any such distribution on a parity therewith, the holders of shares of such series of Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of such series of Preferred Stock of the full preferential amounts to which they are entitled, the holders of shares of such series of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company, unless otherwise provided in the Prospectus Supplement. A consolidation or merger of the Company with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company.

The terms, if any, on which shares of any series of Preferred Stock are convertible into or exchangeable for Debt Securities or Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated according to the market price of Common Stock as of a time stated in the Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable in conversion of or exchange for Debt Securities or Preferred Stock issued by the Company. The statements below describing the Common Stock are in general terms and are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Certificate of Incorporation and Bylaws.

General

The Company is currently authorized to issue up to 600,000,000 shares of Common Stock with a par value of $1.25 per share. As of March 31, 1998, there were issued and outstanding 176,028,000 shares (net of shares held as Treasury Stock). At such date, there were an additional 5,736,445 shares reserved for issuance under the Company's Comprehensive Management Incentive Plan as stock bonuses and other awards; 1,006,000 shares reserved for issuance under the Company's Dividend Reinvestment Plan; 391,241 shares reserved for issuance upon the conversion of the Company's Series A Preferred Stock, and 10,103,930 shares reserved for issuance upon exercise of outstanding stock options.

The Company's Common Stock has no pre-emptive or conversion rights.

The Company's Common Stock is not subject to redemption by the Company, and there is no restriction on the repurchase by the Company of shares of the Company's Common Stock except for certain regulatory limits.

Voting

The holders of the Company's Common Stock are entitled to voting rights for the election of directors and for other purposes, subject to the voting rights of the holders of Preferred Stock conferred by law and to the specific voting rights granted to each series of Preferred Stock and to voting rights which may in the future be granted to subsequently created series of Preferred Stock.

Dividends

Dividends will be determined by the Company's Board of Directors in light of circumstances existing at the time, including the earnings and financial condition of the Company, and there is no assurance that dividends will continue to be paid at current levels. No material restrictions have been imposed on the Company's ability to pay dividends from its earned surplus by bank regulators or applicable law. As of March 31, 1998, approximately $650 million could be applied to dividend payments to its shareholders and certain other payments without impairing capital to inadequate levels under federal regulatory requirements. Payment of dividends on the Company's Common Stock is also subject to the prior rights of the Company's outstanding Preferred Stock.

Rights Plan

As of August 28, 1989, the Company adopted a Shareholder Rights Agreement (the "Plan") and the Board of Directors of the Company on that date (a) declared a dividend of one "Right" for each share of the Company's Common Stock held of record as of the close of business on September 8, 1989, and (b) authorized the issuance of one Right in respect of each share of the Company's Common Stock issued after September 8, 1989 and prior to the occurrence of certain events described in the Plan, primarily involving the acquisition of target levels of the Company's shares by persons not then holding such amounts. Each Right entitles the registered holder to purchase from the Company a unit consisting of one-thousandth of a share of Junior Series B Preferred Stock at a purchase price of $13.17 per unit. The Rights are attached to all shares of the Company's Common Stock that were outstanding on September 8, 1989 or have been issued since that date, and no separate Rights Certificates have been or will be distributed until the occurrence of certain events described in the Rights Agreement. Until the occurrence of such events, no Right may be exercised or traded separately from the Company's Common Stock. Following separation, the Rights may, depending upon the occurrence of certain events described in the Rights Agreement, entitle the holders thereof to either purchase or receive additional shares of the Company's Common Stock. The Rights will expire at the close of business on August 28, 1999, unless earlier redeemed by the Company, which may be done at $0.01 per Right, in accordance with the terms of the Plan.

The Plan is designed to protect the Company's stockholders' interests in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market. The Company believes that the Plan provides protection against a partial or two-tier tender offer that does not treat all stockholders equally and against other coercive takeover tactics which could impair the Company's Board of Directors' ability to represent the Company's stockholders fully. Management believes that the Rights should also deter any attempt by a controlling stockholder to take advantage of the Company through self-dealing transactions. The Plan is not intended to prevent a takeover of the Company. Issuing the Rights has no dilutive effect, does not affect reported earnings per share, and does not change the way in which the Company's shares are traded. However, the exercise of Rights by some but not all of the Company's stockholders would have a dilutive effect on nonexercising stockholders. Moreover, some may argue that the Plan has the potential for "entrenching" current management by allowing current voting stockholders to increase their voting shares, thus making a tender offer more difficult and costly.

Supermajority Vote Requirement

The Company's Certificate of Incorporation provides that, in general, an affirmative vote of not less than 80% of the outstanding shares of the Company's Common Stock is required to approve or authorize certain major corporate transactions involving the Company and holders of more than 15% of the Company's Common Stock (including certain mergers, substantial dispositions of assets, liquidation or dissolution, or recapitalization). The 80% vote is not required in some such circumstances, including certain transactions which have been approved in advance by a majority of the Board of Directors, or where holders of the Company's Common Stock receive a price per share that satisfies the fairness criteria set forth in the Certificate of Incorporation.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL") applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system or held of record by 2,000 or more persons. In general,
Section 203 prevents an "interested stockholder" (defined generally as any person owning, or who is an affiliate or associate of the corporation and has owned in the preceding three years, 15% or more of a corporation's outstanding voting stock and the affiliates and associates of such person) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, unless
(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

Section 203 could have the effect of delaying, deferring or preventing a change of control of the Company.

LIMITATION OF DIRECTORS' LIABILITY

The DGCL authorizes corporations to limit or eliminate the personal liability of directors, to the corporation and its stockholders, for monetary damages in connection with the breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitation authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy such duty of care. Although the statute does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Certificate of Incorporation limits the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by the Delaware statute as in effect from time to time. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. This provision does not affect a director's responsibilities under certain other laws such as the federal securities laws or state or federal environmental laws.

OFFICER AND DIRECTOR INDEMNIFICATION

The Company's Bylaws require indemnification of the Company's directors and executive officers to the full extent permitted by the DGCL, except in connection with an action initiated by such officer or director or in an action against the Company, its directors, officers, employees or agents, unless (i) such indemnification is expressly required by law, (ii) the proceeding in question was authorized by the Board of Directors or (iii) such indemnification is otherwise authorized by the DGCL. The Company's Bylaws provide that the Company shall have the power, but shall not be required, to indemnify its other officers, employees and agents as set forth in the DGCL.

The Company provides liability insurance for its officers and directors for certain losses arising from claims or charges which may be made against them while acting in their capacities as directors or officers of the Company.

                      DESCRIPTION OF COMMON STOCK WARRANTS

The Company may issue Common Stock Warrants for the purchase of a particular series of Common Stock. The Common Stock Warrants are to be issued under warrant agreements (each a "Common Stock Warrant Agreement") to be entered into between the Company and First Security Bank, as warrant agent (the "Common Stock Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Common Stock Warrants (the "Offered Common Stock Warrants"). A copy of the Common Stock Warrant Agreement, including the form of common stock warrant certificate (the "Common Stock Warrant Certificate") representing the Common Stock Warrants, substantially in the form in which it will be executed, is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Common Stock Warrant Agreement and Common Stock Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Common Stock Warrant Agreement and the Common Stock Warrant Certificates, respectively, including the definitions therein of certain terms.

GENERAL

If Common Stock Warrants are offered, the Prospectus Supplement will describe the terms of the Offered Common Stock Warrants, the Common Stock Warrant Agreement relating to the Offered Common Stock

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Warrants and the Common Stock Warrant Certificates representing the Offered
Common Stock Warrants including the following information:

(i) the number of shares of Common Stock purchasable upon exercise of Common Stock Warrants and the price at which such number of shares of Common Stock may be purchased upon such exercise;

(ii) the date on which the right to exercise such Common Stock Warrants shall commence and the date (the "Expiration Date") on which such right shall expire;

(iii) United States Federal income tax consequences applicable to such Common Stock Warrants; and

(iv)  any other terms of such Common Stock Warrants.

Common Stock Warrants for the purchase of Common Stock will be offered and exercisable for U.S. dollars only. Common Stock Warrants will be issued in registered form only. The exercise price for Common Stock Warrants will be subject to adjustment in accordance with the applicable Prospectus Supplement.

EXERCISE OF COMMON STOCK WARRANTS

Each Common Stock Warrant will entitle the holder to purchase for cash such number of shares (as applicable) of Common Stock, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Offered Common Stock Warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. Offered Common Stock Warrants may be exercised at any time up to the close of business of the Expiration Date set forth in the Prospectus Supplement relating to the Offered Common Stock Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Common Stock Warrants will become void. The place or places where, and the manner in which, Common Stock Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Common Stock Warrants.

Prior to the exercise of any Common Stock Warrants to purchase Common Stock, holders of such Common Stock Warrants will not have any rights of holders of the Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION

The Company may sell the Securities (i) through agents, (ii) through underwriters, (iii) through dealers and (iv) directly to purchasers. Such agents may be affiliates of the Company, and offers and sales of Securities may include secondary market transactions by affiliates of the Company.

Securities may be offered and sold through agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

As and when Securities are offered in an underwritten offering, an underwriting agreement concerning the Offered Securities will be executed and delivered by the Company and one or more underwriters. The Company currently intends J.P. Morgan Securities Inc. to be such an underwriter, and the text of an underwriting agreement negotiated between the Company and J.P. Morgan Securities Inc. will be placed on file with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. Any

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

arrangements and any special terms of the transaction, including compensation of underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Securities.

Underwriters will acquire Securities for their own account and may resell such Securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters, or directly by such managing underwriter(s). An underwriter may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. If an underwriter is utilized in the sale of the Securities, the underwriting agreement will provide that the obligations of the underwriter are subject to certain conditions precedent and that the underwriter with respect to a sale of Securities will be obligated to purchase all such Securities if any are purchased.

If a dealer is utilized in the sale of the Securities, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Securities so offered and sold. Dealers may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

Offers to purchase Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any sale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

In addition, the Company may use its affiliate, First Security Capital Markets, Inc., a registered broker-dealer, as a selling agent with respect to the Securities at the same prices, concessions and discounts to dealers applicable to an underwriter.

The Company may authorize agents and underwriters to solicit offers by certain institutions to purchase the Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and, unless the Company otherwise agrees, the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that any related sale of Securities to underwriters shall have occurred and the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company.

The place and time of delivery of the Securities are set forth in the accompanying Prospectus Supplement.

This Prospectus and related Prospectus Supplements may be used by direct and indirect subsidiaries of the Company in connection with offers and sales related to secondary market transactions. Such subsidiaries may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

The participation of an affiliate or subsidiary of the Company in the offer and sale of the Securities will comply with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting securities of an affiliate. No NASD member participating in offers and sales will execute a transaction in the Securities in a discretionary account without the prior written specific approval of the member's customer.

Certain of the underwriters or agents and their associates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                    EXPERTS

The consolidated financial statements as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             VALIDITY OF SECURITIES

The validity of the Securities offered hereby will be passed upon for the Company by Ray, Quinney & Nebeker, 79 South Main Street, Salt Lake City, Utah 84111; and for any underwriters by Sullivan & Cromwell, 444 South Flower Street, Los Angeles, California 90071. Alonzo W. Watson, a shareholder and director of Ray, Quinney & Nebeker, is an officer of the Company. Another shareholder and director of the law firm is the daughter of the Chief Executive Officer of the Company. As of March 31, 1998, Ray, Quinney & Nebeker attorneys, together with their immediate families, beneficially owned less than 4% of the then outstanding Common Stock of the Company. From time to time, Sullivan & Cromwell has performed legal services for the Company.

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